June 2, 2015

Chad Eskildsen

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:

The Berkshire Funds, File Nos. 333-21089, 811-08043.

Dear Mr. Eskildsen:

On May 20, 2015, you provided an oral comment with respect to the annual report for the fiscal year ended December 31, 2014 (the “Annual Report”) for the Berkshire Focus Fund (the "Fund"), the sole series of The Berkshire Funds (the "Trust" or "Registrant"), which was included in Form N-CSR.  Please find below the Registrant's response to that comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment.  In the Management Discussion of Fund Performance section of the Annual Report, the narrative in the “LETTER TO THE SHAREHOLDERS” indicates that the S&P 500® Index should be considered the Fund’s primary benchmark, while the “PERFORMANCE COMPARISON” chart lists the Dow Jones Industrial Average before the S&P 500® Index. Please list the S&P 500® Index before any other indices in the “PERFORMANCE COMPARISON” chart.

Response.  The Registrant will list the S&P 500® Index before any other indices in the “PERFORMANCE COMPARISON” chart in future annual reports and semi-annual reports.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Don Mendelsohn at (513) 352-6546.

Sincerely,

 /s/ Thompson Hine LLP

Thompson Hine LLP